For Immediate Release

NORSAT PRESIDENT & CEO, DR. AMIEE CHAN, TO GIVE KEYNOTE ADDRESS
AT JOINT SATELLITE COMMUNICATIONS CONFERENCE

Vancouver, British Columbia – September 25, 2012 — Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, is pleased to announce that company President and CEO, Dr. Amiee Chan will give a keynote address at the 2012 Joint Satellite Communication Conference in Ottawa, Canada. This year’s event, hosted jointly by the Ka and Broadband Communications Conference, and the AIAA International Communications Satellite Systems Conference (ICSSC), provides an opportunity for communications experts to share new satellite communication research and technology, and focus this research to new applications development.  The theme of the 2012 conference is ‘Satellites in the Service of Humanity’ and the event includes a number of high profile speakers.

Dr. Chan will address the attendees at 12:30 PM on September 27, 2012, focusing on communication as an essential service for social wellbeing and economic development.  Norsat’s commitment to this ideal has been demonstrated in their development of communication technologies that are used to provide connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent.

Norsat’s satellite technologies are used extensively around the world for emergency response and remote network connectivity.  In Iraq and Afghanistan, Norsat’s video streaming technologies and Ku-band portable satellite terminals are used to broadcast and receive live HD coverage of events and interviews including President Obama’s surprise visit and address to U.S. service members in Bagram, Afghanistan on May 1, 2012.  In 2010, Norsat’s satellite terminals were deployed to provide emergency communications and broadcast services following the earthquake in Haiti and the mine collapse in Chile.  Norsat also provides remote network connectivity solutions, including a project to supply broadband internet connectivity to 17 remotely located First Nations communities in BC, as part of a partnership with the First Nations Emergency Society of BC (FNESS) and the First Nations Technology Council.

“The Joint Satellite Communications Conference is an excellent way to raise awareness of the importance of satellite communication technology and its application to emergency response and remote locations connectivity. It’s an honour to have the chance to speak at this conference, and to share some of the ways in which Norsat’s communications technologies have and can be used to make the world a more connected place,” stated Dr. Chan.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan President & CEO Tel: 604 821-2808 Email: achan@norsat.com	Mr. Arthur Chin Chief Financial Officer Tel: 604 821-2809 Email: achin@norsat.com